BY COURIER



03 JUL 21 AM 7:21

Kamps AG • Prinzenallee 11 • 40549 Düsseldorf

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA



03024710

July 17th , 2003

Rule 12g3-2(b) - File No. 82-4793

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

SUPPL

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

Dunja Dittmar
Kamps AG

Enclosure

Kamps AG
Prinzenallee 11
40549 Düsseldorf
Postfach 290342
40530 Düsseldorf
Telefon (0211) 53 06 34-0
Telefax (0211) 53 06 34-34
E-Mail info@kamps.de
Internet www.kamps.de



Majority shareholders of Kamps avert financial burden of Harry's option for Kamps Group

- Call option for the remaining shares in Harry's will be exercised with financing provided by the majority shareholders of Kamps
- Agreement on call/put option allows for accelerated debt reduction and consolidation at Kamps

Düsseldorf, July 15, 2003. The Kamps AG majority shareholders and Kamps AG have reached an agreement to avert the financial burden of the call/put option over the remaining 51 percent of Harry's SAS.

Kamps has acquired a 49 percent shareholding in Harry's in 2000 and entered into an call/put option agreement with Artal Holland B.V. The purchase price cannot be financed by the company.

In this context and in order to ensure that exercising the option and the resulting acquisition of Harry's entire outstanding shares does not result in an inadequately high level of debt at Kamps, the purchase will be financed through a loan to Kamps (France) SAS by Finbakery Netherlands B.V., a company controlled by the majority shareholders of Kamps AG. The transaction is expected to be completed in December 2003.

At the same time Kamps and Finbakery Netherlands B.V. agreed on a call/put option over the 100 percent shareholding in Kamps (France) SAS and, as a result, for 100 percent in Harry's in order to accelerate the easing of the financial situation at Kamps. The put option will be exercisable as of the end of December 2003. The agreed purchase price for the 49 percent shareholding is EUR 300 million. In 2000, Kamps paid EUR 254 million for the Harry's shareholding. If the option is exercised, the entire proceeds of the sale of the Harry's shares can be used for further debt reduction. Therefore the transaction will make an important contribution to the current consolidation efforts at Kamps, while the company will continue to be able to cooperate internationally with Harry's within the Barilla Group.

Harry's is the market leader in France in the pre-packaged baked products segment, particularly in morning goods.